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EDWIN BATISTA edwin.batista@dechert.com +1 617 728 7165 Direct +1 617 513 7430 Fax

May 31, 2024

Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-0504

Re: Harbor Funds (the “Registrant”), SEC File Nos. 33-5852 and 811-4676

Dear Ms. Hamilton:

This letter responds to comments you provided to Meredyth Whitford-Schultz of Harbor Capital Advisors, Inc., Meagan Cox of Dechert LLP and me during a telephonic discussion on May 8, 2024 with respect to your review pursuant to the Sarbanes Oxley Act of 2002 of the annual reports filed on Form N-CSR and other filings for certain series of the Registrant (each, a “Fund”), relating to the fiscal year ended October 31, 2023. The Registrant has considered the comments and has authorized us to make the responses discussed below on its behalf.

Comment 1. The Staff notes that the annual prospectus update filing was due to be filed by February 28, 2024, 120 days after the fiscal year end. Registrant filed on February 29, 2024. Please supplementally explain the reasoning for the tardy filing.

Response 1. The Registrant acknowledges that the post-effective amendment to the Registrant’s registration statement referenced by the Staff was not filed during the required 120-day period. The Registrant had intended to file February 28, 2024, but encountered a delay that resulted in filing on February 29, 2024. The Registrant affirms that it has implemented enhanced procedures to ensure that future filings will be made by the applicable deadlines.

Comment 2. The Staff notes that, according to the Statement of Changes in Net Assets, the Harbor Convertible Securities Fund paid distributions that included a return of capital. However, Item B.23 of Form N-CEN for the period ending October 31, 2023 was unchecked. Please explain why these distributions were not required to be accompanied by a written statement pursuant to Section 19(a) of the Investment Company Act of 1940.

Response 2. Pursuant to Rule 19a-1(e) under the Investment Company Act of 1940, “the source or sources from which a dividend is paid shall be determined (or reasonably estimated) to the close of the period as of which it is paid without giving effect to such payment.” The rule further provides that “[i]f any such estimate is subsequently ascertained to be inaccurate in a significant amount, a correction thereof shall be made by a written statement pursuant to Section 19(a) of the Act or in the first report to stockholders following discovery of the inaccuracy.” The Registrant notes that, at the time of the distributions, the Fund did not believe that the distributions included a return of capital based on reasonable estimates of income. As such, a written statement was not required pursuant to Section 19(a). It was subsequently determined that the Fund’s distributions included a return of capital and, as such, shareholders were informed of this as part of the 2023 annual report in accordance with Rule 19a-1(e).

Comment 3. The Staff notes that, according to the Statement of Changes in Net Assets, the Harbor Convertible Securities Fund paid distributions that included a return of capital. Please confirm that there are no references to yield or dividends when describing distribution that may contain return of capital distributions in marketing materials, financial statement disclosures, and/or website disclosures, as those terms may be misinterpreted as income.

Response 3. Registrant confirms that it will not refer to yield or dividends when describing distributions that may contain return of capital distribution in the marketing materials, financial statement disclosures and/or website disclosures of the Fund.

Comment 4. The Staff notes that there is disclosure of significant ownership of the Harbor Convertible Securities Fund by management, with close to 30% ownership by Harbor Capital and closely-owned affiliates. However, there is no risk disclosure in the summary prospectus filed on March 1, 2024. Please explain how large shareholder or shareholder concentration risk is addressed in the summary and statutory prospectuses.

Response 4. Based on its experience with Harbor Capital’s ownership to date (for this and other series), the Registrant does not believe that such ownership presents particular risks. Nonetheless, the Registrant will consider additional disclosure as part of future updates to its registration statement.

Comment 5. The Staff notes that the Funds have an arrangement by which some fees are paid indirectly by credits earned. The Staff notes a tick mark in the Financial Highlights that indicates that the ratio of total expenses does not reflect the reduction for credit-balance arrangements. Please confirm that the ratio of net expenses provided in the Financial Highlights and reflected within the fee tables to the latest prospectus also do not reflect the reduction of such credit-balance arrangements.

Response 5. The Registrant notes that the ratio of net expenses provided in the Financial Highlights reflects the reduction for credit-balance arrangements. However, the ratio of total expenses provided in the Financial Highlights, as well as the ratio of total annual fund operating expenses in the fee tables of the prospectus dated March 1, 2024, do not reflect the reduction from such credit-balance arrangements. The Registrant further notes that the amounts reflecting the reduction for credit-balance arrangements are de minimis.

Comment 6. The Staff notes that Items 4(i) and 4(j) were not included the N-CSR that was filed by the Registrant for the period ending October 31, 2023. Please provide responses to Items 4(i) and 4(j) and use the updated Form N-CSR at www.sec.gov going forward.

Response 6. Registrant confirms that Items 4(i) and 4(j), as described on Form N-CSR, do not apply to it. The Registrant further confirms that its future filings on Form N-CSR will be prepared using the most recent version of the form and will explicitly state that Items 4(i) and 4(j) are not applicable.

Comment 7. The Staff notes that in the N-CSR filed for the period ending October 31, 2023, the response to Item 11(b) refers to a “quarter.” Please use language in Item 11(b) going forward that refers to the “period” of the report and does not refer to a particular quarter. Please confirm that there have been no changes in the internal controls of the Registrant’s reporting during the period.

Response 7. Registrant confirms that it will use the term “period” in its responses to Item 11(b) in its future filings on Form N-CSR. Registrant confirms that there were no changes to the Registrant’s internal controls over financial reporting that occurred during the period covered by Form N-CSR that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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If you would like to discuss this response in further detail or if you have any questions, please feel free to contact me at (617) 728 7165.

Sincerely

/s/ Edwin Batista

Edwin Batista

Cc:	Diana R. Podgorny, Esq.

Meredyth Whitford-Schultz, Esq.

John Paral

Harbor Funds

Christopher P. Harvey, Esq.

Stephanie A. Capistron, Esq.

Dechert LLP

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